UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934.

(Amendment No. __)

Technisource, Inc.

(Name of Subject Company)

Technisource, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

878553106

(CUSIP Number of Class of Securities)

C. Shelton James
Chief Executive Officer
Technisource, Inc.
1901 W. Cypress Creek Road, Suite 200
Ft. Lauderdale, Florida 33309
(954) 493-8601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

With copies to:

Steven Sonberg, Esq.
Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue
Suite 3000
Miami, Florida 33131
(305) 374-8500

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

IntelliMark To Acquire Technisource

LITTLE ROCK, Ark. and FORT LAUDERDALE, Fl. (June 11, 2002) — IntelliMark Holdings, Inc., and Technisource, Inc. (NASDAQ: TSRC), leading providers of information technology staffing and services, today announced a definitive agreement for IntelliMark to acquire Technisource in a cash tender offer for $4.00 per Technisource share of common stock, according to Steve Bova, chairman and CEO of IntelliMark.

IntelliMark has agreed to commence a tender offer to acquire all shares of Technisource stock. The tender offer is expected to be completed in July and requires that at least two-thirds of the fully-diluted shares of Technisource stock be tendered. The transaction, which has been approved by both companies’ board of directors, is contingent upon customary closing conditions, including regulatory and other standard approvals.

IntelliMark is a privately held company whose majority investor is Charlesbank Capital Partners of Boston and New York, a private equity and real estate investment firm that manages assets totaling more than $2 billion for Harvard University and other institutions. Technisource is publicly held, with annual revenues of $143.5 million for 2001.

Technisource and IntelliMark provide a wide range of technology and professional services. When combined, the two companies will serve clients from offices in approximately 40 markets in the United States, Canada and India.

Among IntelliMark’s and Technisource’s clients are Fortune 500 and middle market companies in industries such as banking and finance, government, computing, insurance, retail, telecommunications and international information technology.

“The combined strengths make IntelliMark and Technisource a natural fit due to our complementary service offerings and customer-focused cultures,” said Steve Bova, chairman and CEO of IntelliMark. “IntelliMark’s IT staffing and solutions offerings are extensive, and Technisource’s staffing capabilities are well-known and respected. The combined organization will offer a greater range and depth of services to our clients than previously available separately.”

Jim Robertson, President, COO and co-founder of Technisource, said, “This announcement is good news because it creates more services for our customers and growth opportunities for our employees. With IntelliMark’s IT solutions capabilities, we will be in a much stronger position to offer enhanced IT services to our clients. In addition, our large staffing organization will benefit from IntelliMark’s unique capabilities, particularly its national recruiting service.”

Once the acquisition is completed, IntelliMark’s staffing division will be merged with Technisource and operated under the Technisource brand. IntelliMark’s solutions division will retain the name of IntelliMark IT Solutions. IntelliMark will be the parent company for both Technisource and IntelliMark IT Solutions.

Bova will continue as chairman and CEO of IntelliMark. Othon Herrera, currently president and chief operating officer of IntelliMark’s staffing division, will serve as president of the “new” Technisource, and Jim Robertson will serve as executive vice president. John Willett will continue as president of IntelliMark IT Solutions.

Herrera said, “From this synthesis of organizations, a new company will emerge that has greater capabilities to support our customer-focused organization. Today, IntelliMark and Technisource have minimal client overlap, which is significant in that we will now be positioned to capture a larger share of the staffing market. And with our solutions expertise, the new organization will bring increased value to all our clients.”

The headquarters for the parent company will remain in Little Rock. The transaction is expected to close by mid-August.

About IntelliMark

IntelliMark’s 1,200 employees and associates in 20 locations across the United States provide information technology staffing and solutions to generate competitive advantages for its clients. IntelliMark’s customer base of Fortune 500 and middle market companies represents a wide variety of industries, including banking and finance, communications, healthcare, manufacturing, retail and government. IT solutions offerings include security, wireless, help desk, application development, integration and support, network solutions and training. IT staffing capabilities include recruiting, staff augmentation, enterprise resource planning, and contingent workforce automation. The company’s headquarters is in Little Rock, Arkansas. The web site is www.intellimark-it.com.

About Technisource

Technisource’s 1,400 employees and associates serve more than 550 client divisions and business units from 35 locations in the United States, Canada and India. Technisource provides a wide range of technology professional services to a growing client base that includes many Fortune 500 corporations. The company’s services range from technology contract consulting to the design and deployment of internet/intranet systems and to building whole development teams for technology products. Technisource’s web site is www.technisource.com.

Statements contained in this press release not relating to historical facts, including the statements relating to the timing of the expected completion of the tender offer, and the growth and increased service opportunities for Technisource’s employees and customers as a result of the acquisition are forward-looking statements that are intended to fall within the safe harbor rule for such statements under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties that could cause actual events to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to the parties’ ability to satisfy all of the conditions to the closing of the acquisition and the absence of any event that would have a material adverse effect on Technisource prior to the consummation of the acquisition and the effect of conditions on the technology services industry and the economy in general. More information about these risks and uncertainties may be found in the reports on Forms 8-K, 10-K and 10-Q and other documents filed with the Securities Exchange Commission by Technisource.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Technisource. At the time the offer is commenced, IntelliMark will file a tender offer statement with the U.S. Securities and Exchange Commission and Technisource will file a solicitation/recommendation statement with respect to the offer. Technisource stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. These documents will be available at no charge at the SEC’s Web site at www.sec.gov or by contacting the Technisource Investor Relations department at 954-493-8601.

IntelliMark Contact Information:

Brian Hodge, Director of Marketing & Communications
IntelliMark
2300 Cottondale Lane, Suite 250, Little Rock, AR 72202
Phone: (501) 664-1100; Fax: (501) 537-4518
bhodge@intellimark-it.com
www.intellimark-it.com

Technisource Contact Information:

C. Shelton James, Chief Executive Officer
Technisource, Inc.
1901 W. Cypress Creek Road, Suite 202, Ft. Lauderdale, FL 33309
Phone: (954) 377-2805; Fax: (954) 928-3831
sjames@technisource.com
www.technisource.com

LETTER TO EMPLOYEES

June 11, 2002

Dear Technisource Employees and Technical Consultants,

I am very pleased to announce that today we signed a definitive agreement to combine our company with IntelliMark Holdings a national provider of IT staffing and solutions based in Little Rock Arkansas.. While searching for the right partner, we found IntelliMark employees share the values we embrace at Technisource—integrity, quality and customer service.

This news is exciting for many reasons. As a combined company, we will be more competitive on a national scale and optimally sized to excel in the IT staffing market. Our combined organization will be able to provide our clients with a greater depth and breadth of quality services, while better servicing their staffing and solutions needs.

Because of our long history and brand name recognition, the Technisource name will be adopted for the IT staffing business and the IntelliMark name will be used for IT solutions. Technisource’s outsourcing and hardware business will be merged into the IT solutions group and operated under the IntelliMark name. The name changes will be implemented sometime after the close of the transaction, which is expected to be mid-August, 2002. Until then, you will continue to operate all businesses under the Technisource brand.

The corporate headquarters will be in Little Rock. I know you will have many other questions about this announcement and candidly, there may be some questions we can’t answer at this point. Transition teams are being formed to look at the integration issues surrounding accounting, business operations, human resources and IT infrastructure. The transition teams will look for the best ways to leverage our capabilities and be more effective as a combined organization. We are committed to communicating the transition progress to you as soon as decisions are finalized.

In the meantime, attached is a Q&A document to answer some of the questions I’m sure are on your mind. Any other questions you may have can be sent to my or Jim Robertson’s e-mail address. I also invite you to join me today on a special employee conference call beginning at 2 PM EST.. The dial-in number is: 800—373-0950, participant code: 283610. For those of you who are not able to attend the call, the call will be recorded and available at this number for two days.

Attached you will also find a copy of the press release, the letter to clients and some talking points you can utilize in your discussion with clients as to how this transaction will benefit them. The Q&A also has a special section devoted to potential client questions.

I hope you join me in my enthusiasm as we move forward.

Sincerely,

C. Shelton James

CEO

LETTER TO CUSTOMERS

June 10, 2002

Address

Dear [Technisource Customer Name],

I am pleased to share some important news with you. This afternoon we announced that Technisource signed an agreement to be acquired by IntelliMark. You may hear more about the transaction in the media, but I wanted to be certain that you heard from me directly about the benefits I expect this development will bring. Attached is a copy of a press release describing this transaction.

We are very excited about the future of our combined organization. This acquisition will expand our ability to provide you with the best people, technology and solutions available. IntelliMark employees share the values we embrace at Technisource—integrity, quality and customer service. Like us, they believe that our clients are centric to every decision we make. They are as focused as we are on maintaining strong relationships, enabling us to quickly deliver the right solution to meet your business objectives.

Technisource’s fundamental values are integrity and quality of service. We are committed to delivering on every promise and providing world-class expertise aligned to our clients’ strategic goals. This transaction enhances our ability to deliver on those promises while expanding our current service offerings.

Our primary goal is to make the transition seamless to you in every way possible. Service levels and pricing structure will remain the same. Our responsiveness will continue at the same levels that have built our relationships with you. Our goal is that the result of this transition will yield greater service levels, responsiveness and value for you in the future.

We believe that this transaction is a positive development, not only for us, but for you as well. Over the next several weeks we will continue to keep you informed of our integration progress. We welcome your questions and comments and look forward to continuing our relationship with you.

Sincerely,

C. Shelton James

CEO

KEY MESSAGES – FOR REFERENCE ONLY

1.     Size: This transaction significantly increases IntelliMark’s/Technisource’s presence in the IT staffing and business solutions market and expands our client base.

While we believe the key to success is driven by quality service, size is important to our ability to be more competitive on a national scale in the IT staffing market. IntelliMark and Technisource have very little client overlap and this transaction will significantly expand our client base. This transaction better positions us for further growth when market conditions permit.

2.     Sales and Service: The combined resources of our companies will enable us to offer a broader range of service offerings while strengthening our sales-driven organization.

This acquisition will enable the combined company to provide clients with the best people, technology and solutions available. The combined organization will be focused on driving sales nationwide. We will focus on successfully integrating the companies before trying to look for additional external opportunities to expand.

3.     Brand Name and Reputation: Technisource’s brand name recognition and both companies’ reputations for quality service delivery will enable us to leverage and create new opportunities in the marketplace.

Both IntelliMark and Technisource have a strong reputation in their respective markets for quality of service, delivery and support. Technisource has been in the market longer and has greater brand recognition in the staffing business. Therefore, we will operate our staffing business under the Technisource brand name while retaining the IntelliMark brand name for IT solutions. This will allow us to have two separate web sites to market each of the brands more effectively and brings more clarity to each brand message.

4.     Relationships: Relationships with clients, employees/consultants and partners have always been a driver for both of our companies, and will continue to be the key focus for the combined company moving forward.

We are committed to building relationships—with clients, employees/consultants and partners. Our clients depend on us to quickly deliver the right solution; our consultants depend on us to offer them challenging career opportunities. These relationships are used as the foundation for matching the right internal resources with our clients’ specific business needs. The combined company will continue its focus on maintaining the highest level of service and support with a focus on relationships within a culture based on integrity.

EMAIL FROM C. SHELTON JAMES TO ALL TECHNISOURCE EMPLOYEES

Subject: IntelliMark Information

The attached information will provide initial information about the IntelliMark transaction. We will forward additional information as it becomes available.